Exhibit (a)(13)

To:      Holders of Eligible Options

From: Option Exchange Offer Administrator

We have attached a Supplement to the Offer to Exchange dated February 23, 2006. The Supplement contains some additional information about the Offer and clarifies some of the information described in the Offer to Exchange. Except as explained in the Supplement, all of the terms of the Offer remain the same.

You should read the Supplement carefully when deciding whether or not to accept or reject the Offer. All documents must be delivered on or before the expiration date. The Offer will expire on March 27, 2006, unless we extend it.

If you cannot print the Supplement attached to this email, please email us via our Intranet at “Stock Option Exchange Program 2006” and request that we send you a copy by mail.